FILE NO.

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

To be Filed Annually Prior to March 1

OGE ENERGY CORP.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

          1.      Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

           OGE Energy Corp. (the "Company") is a public utility holding company, which is incorporated in the State of Oklahoma and located in Oklahoma City, Oklahoma. At December 31, 2001, the Company was not engaged in any business independent of that conducted through its subsidiaries, Oklahoma Gas and Electric Company ("OG&E"), Enogex Inc. ("Enogex"), Origen Inc. ("Origen") and OGE Capital Trust.

          OG&E was incorporated February 27, 1902, under the laws of the Territory of Oklahoma and is now existing under and by virtue of the laws of the State of Oklahoma. OG&E is an operating electric public utility. Its operations are conducted predominantly in the State of Oklahoma. OG&E also conducts some operations in the State of Arkansas. Its business is more fully described in its most recent Form 10-K Annual Report (File No. 1-1097) on file with the Commission.

          Enogex is a wholly-owned subsidiary of the Company. Enogex owns and operates a natural gas pipeline system that, among other things, delivers natural gas to OG&E’s electric generating units. By order of the Commission dated August 28, 1986 (Release No. 35-24174), the Commission ordered that Enogex was not a gas utility company within the meaning of Section 2(a)(4) of the Public Utility Holding Company Act of 1935, as amended (the “Act”). At December 31, 2001, Enogex had six wholly-owned active subsidiaries: Enogex Products Corporation, OGE Energy Resources, Inc., Enogex Exploration Corporation, Enogex Arkansas

Pipeline Corporation, Enogex Gas Gathering, L.L.C. and Transok Holding, LLC. At December 31, 2001, Enogex Products Corporation owned one hundred percent interests in Belvan Corp., Belvan Partners, L.P. and Todd Ranch Partners, L.P., and an eighty percent interest in NuStar Joint Venture. Enogex Arkansas Pipeline Corporation owned a seventy-five percent interest in NOARK Pipeline System, Limited Partnership. The NOARK Pipeline System, Limited Partnership owned one hundred percent interests in Ozark Gas Transmission, L.L.C., Arkansas Western Pipeline, L.L.C., NOARK Energy Services, L.L.C., Ozark Gas Gathering, L.L.C. and NOARK Pipeline Finance, L.L.C. At February 1, 2001, Arkansas Western Pipeline, L.L.C. was merged into Ozark Gas Transmission L.L.C. Transok Holding, LLC owned a one hundred percent interest in Transok, LLC. Transok, LLC owned one hundred percent interests in Transok Gas Gathering, LLC, Transok Gas Processing, LLC and Transok Gas, LLC. Enogex and five of its subsidiaries were incorporated under the laws of the State of Oklahoma. Transok Holding, LLC and its subsidiaries are Delaware limited liability companies. The subsidiaries of Enogex: own and operate gas processing plants in Oklahoma and west Texas; are engaged in the gathering, transmission and processing of natural gas; are engaged in the buying, selling and brokering of energy (natural gas, electricity and natural gas liquids); and participate in the drilling for and production of natural gas (some crude, on occasion). The subsidiaries of Enogex are not “public utility companies” within the meaning of the Act.

          Origen is a wholly-owned non-regulated subsidiary of the Company. Origen was incorporated under the laws of the State of Oklahoma. Origen is currently invested in a venture capital fund.

          2.       A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                   The Company owns no physical properties.

                   The principal properties of OG&E are described in the above mentioned Form 10-K Annual Report (File No. 1-1097) on file with the Commission.

          3.      The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          ( a )   Number of Kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail:

                         MCF          Kwh Sold        Dollar Revenues From Sales
                      ---------   ----------------    --------------------------
         Retail          None      22,984,329,000          $  1,355,673,506
         Wholesale       None       1,956,460,000                65,483,069
                                  ----------------         -----------------
         Totals                    24,940,789,000          $  1,421,156,575
                                  ================         =================

          ( b )   Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State of incorporation of exempt holding company, the volumes sold and related revenues at retail in ( a ) above:

                         MCF          Kwh Sold          Dollar Retail Revenues
                      ---------   ----------------    --------------------------
         Arkansas        None       2,599,595,000          $  1,355,673,506

          ( c )   Outside the State or at the State line (please identify which) of the State of incorporation of exempt holding company, the volumes sold and related revenues at wholesale in ( a ) above:

                         MCF          Kwh Sold        Dollar Wholesale Revenues
                      ---------   ----------------    --------------------------
         Arkansas        None         806,201,000          $     29,559,087
         State Line      None         329,040,000                10,225,228
                                  ----------------         -----------------
         Totals                     1,135,241,000          $     39,784,315
                                  ================         =================

          ( d )    Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line:

                                                                   State Line
                               Total Company      Arkansas     (Other Utilities)
                               -------------    ------------   -----------------
         Mcf                        None              -                 -
         Kwh by OG&E             973,978,200      7,782,200         966,196,000
         Revenue by OG&E       $  57,493,327    $   344,196    $     39,784,315

          4.      The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          ( a )   Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          ( b )   Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          ( c )   Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          ( d )   Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          ( e )   Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                   Item 4 is not applicable. At December 31, 2001, the Company did not hold directly or indirectly any interest in an EWG or a foreign utility company.

EXHIBITS

  Consolidating Statement of Income and Retained Earnings for the year ended December 31, 2001, and Consolidating Balance Sheet as of December 31, 2001, for OGE Energy Corp. (the "Company") and its subsidiary companies.

  An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

  Exhibit B is not applicable. At December 31, 2001, the Company did not hold directly or indirectly any interest in an EWG or a foreign utility company.

          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February 2002.

OGE ENERGY CORP.
(Registrant)

By    /s/ Donald R. Rowlett
   Donald R. Rowlett
   Vice President and Controller

CORPORATE SEAL

Attest:

        /s/ Irma B. Elliott
             Irma B. Elliott
Vice President and Corporate Secretary

     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Donald R. Rowlett, Vice President and Controller
P. O. BOX 321, Oklahoma City, Oklahoma 73101-0321

EXHIBIT INDEX

Exhibit                                                                              Description

  Consolidating Statement of Income and Retained Earnings for the year ended December 31, 2001, and Consolidating Balance Sheet as of December 31, 2001, for OGE Energy Corp. (the "Company") and its subsidiary companies.

Exhibit A

OGE Energy Corp.
Consolidating Balance Sheet
December 31, 2001

                                                  OGE       Oklahoma Gas
(dollars in thousands)                           Energy     and Electric      Enogex      Origen        OGE       Consolidating
                                                  Corp.       Company          Inc.        Inc.    Capital Trust   Adjustments
                                              ------------  -------------  ------------  --------  -------------  -------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents................   $    32,100   $        380   $       -     $    13   $        -     $        -
 Accounts receivable - customers,
    less reserve of $8,863.................           -           98,342       106,813       -              -              -
 Accounts receivable - affiliates.........          -              -             515       327        209,680       (210,522)
  Advances to parent.......................           -              -          65,793       -              -          (65,793)
  Accrued unbilled revenues................           -           35,600           -         -              -              -
 Accounts receivable-other,
    less reserve of $874...................           280         12,073         4,570        35            -              -
  Fuel inventories.........................           -           54,882        22,327       -              -              -
 Materials and supplies, at average cost..        2,029         32,640         4,067       -              -              -
 Prepayments and other....................        1,963         35,480         3,660       -              -              -
 Price risk management....................          -              -          21,238       -              -              -
 Accumulated deferred tax assets..........          828          7,493         1,714       -              -              -
                                             ------------  -------------  ------------  --------  -------------  -------------
    Total current assets...................        37,200        276,890       230,697       375        209,680       (276,315)

OTHER PROPERTY AND INVESTMENTS, at cost....     1,394,985         15,500         2,647     1,142            -       (1,373,956)

PROPERTY, PLANT & EQUIPMENT:
  In service...............................        46,426      3,961,652     1,499,162       -              -              -
 Construction work in progress............          654         22,497        24,661       -              -              -
                                             ------------  -------------  ------------  --------  -------------  -------------
    Total property, plant and equipment....        47,080      3,984,149     1,523,823       -              -              -
      Less accumulated depreciation.......        20,334      1,978,872       292,098       -              -              -
                                             ------------  -------------  ------------  --------  -------------  -------------
  Net property, plant and equipment........        26,746      2,005,277     1,231,725       -              -              -

DEFERRED CHARGES:
   Advance payments for gas................           -            8,500           -         -              -              -
  Income taxes recoverable through
     future rates..........................           -           37,615           -         -              -              -
  Intangible assets - net.................         4,883         42,435           -         -              -              -
  Price risk management...................           -              -          13,390       -              -              -
  Other...................................        10,545         36,278        38,981        57            -              -
                                             ------------  -------------  ------------  --------  -------------  -------------
    Total deferred charges.................        15,428        124,828        52,371        57            -              -
                                            ------------  -------------  ------------  --------  -------------  -------------
TOTAL ASSETS...............................   $ 1,474,359   $  2,422,495   $ 1,517,440   $ 1,574   $    209,680   $ (1,650,271)
                                              ============  =============  ============  ========  =============  =============

                                                  OGE
(dollars in thousands)                        Consolidated
                                               Statements
                                              ------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents................   $    32,493
  Accounts receivable - customers,
    less reserve of $4,135.................       205,155
  Accounts receivable - affiliates.........           -
  Advances to parent.......................           -
  Accrued unbilled revenues................        35,600
  Accounts receivable-other,
    less reserve of $874...................        16,958
  Fuel inventories.........................        77,209
  Materials and supplies, at average cost..        38,736
  Prepayments and other....................        41,103
  Price risk management....................        21,238
  Accumulated deferred tax assets..........        10,035
                                              ------------
    Total current assets...................       478,527

OTHER PROPERTY AND INVESTMENTS, at cost....        40,318

PROPERTY, PLANT & EQUIPMENT:
  In service...............................     5,507,240
  Construction work in progress............        47,812
                                              ------------
    Total property, plant and equipment....     5,555,052
      Less accumulated depreciation........     2,291,304
                                              ------------
  Net property, plant and equipment........     3,263,748

DEFERRED CHARGES:
  Advance payments for gas.................         8,500
  Income taxes recoverable through
    future rates...........................        37,615
  Intangible assets - net..................        47,318
  Price risk management....................        13,390
  Other....................................        85,861
                                              ------------
    Total deferred charges.................       192,684
                                              ------------

TOTAL ASSETS...............................   $ 3,975,277
                                              ============

Exhibit A

OGE Energy Corp.
Consolidating Balance Sheet
December 31, 2001

                                                        OGE       Oklahoma Gas
(dollars in thousands)                                 Energy     and Electric      Enogex      Origen       OGE        Consolidating
                                                        Corp.       Company          Inc.        Inc.    Capital Trust   Adjustments
                                                    ------------  -------------  ------------  --------  -------------  -------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term debt.................................  $   115,000   $        -     $       -     $   -     $        -     $        -
 Accounts payable - affiliates...................      184,655         25,867           -         -              -         (210,522)
  Advances from subsidiary........................       65,793            -             -         -              -          (65,793)
  Accounts payable................................        2,330         63,577        87,316       -              -              -
 Dividends payable...............................       25,909            -             -         -              -              -
 Customers' deposits.............................          -           28,423           -         -              -              -
 Accrued taxes...................................          651         20,255         7,929       -              -              -
 Accrued interest................................          -           14,437        22,387       -            3,490            -
 Long-term debt due within one year..............          -              -         115,000       -              -              -
 Price risk management...........................          584            -           7,341       -              -              -
 Other...........................................        4,297         72,292         8,520       -              -              -
                                                   ------------  -------------  ------------  --------  -------------  -------------
    Total current liabilities.....................      399,219        224,851       248,493       -            3,490       (276,315)

LONG-TERM DEBT....................................          -          700,379       625,924       -          200,000            -

DEFERRED CREDITS AND OTHER LIABILITIES:
  Accrued pension and benefit obligation .........        7,959         69,000         1,812       -              -              -
 Accumulated deferred income taxes...............        2,795        438,972       193,179       -              -              -
 Accumulated deferred investment tax credits.....          -           52,279           -         -              -              -
 Price risk management...........................          -            2,412         1,347       -              -              -
  Other...........................................        3,879          9,000        26,033       -              -              -
                                                   ------------  -------------  ------------  --------  -------------  -------------
    Total deferred credits and other liabilities..       14,633        571,663       222,371       -              -              -

STOCKHOLDERS' EQUITY:
  Common stockholders' equity.....................      444,689        512,446       386,667     5,001          6,190       (910,304)
  Retained earnings...............................      617,924        433,094        33,985    (3,427)           -         (463,652)
  Accumulated other comprehensive income..........       (2,106)       (19,938)          -         -              -              -
                                                    ------------  -------------  ------------  --------  -------------  -------------
    Total stockholders' equity....................    1,060,507        925,602       420,652     1,574          6,190     (1,373,956)
                                                    ------------  -------------  ------------  --------  -------------  -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $ 1,474,359   $  2,422,495   $ 1,517,440   $ 1,574   $    209,680   $ (1,650,271)
                                                    ============  =============  ============  ========  =============  =============

                                                         OGE
(dollars in thousands)                              Consolidated
                                                     Statements
                                                    ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term debt.................................  $   115,000
  Accounts payable - affiliates...................          -
  Advances from subsidiary........................          -
  Accounts payable................................      153,223
  Dividends payable...............................       25,909
  Customers' deposits.............................       28,423
  Accrued taxes...................................       28,835
  Accrued interest................................       40,314
  Long-term debt due within one year..............      115,000
  Price risk management...........................        7,925
  Other...........................................       85,109
                                                    ------------
    Total current liabilities.....................      599,738

LONG-TERM DEBT....................................    1,526,303

DEFERRED CREDITS AND OTHER LIABILITIES:
  Accrued pension and benefit obligation .........       78,771
  Accumulated deferred income taxes...............      634,946
  Accumulated deferred investment tax credits.....       52,279
  Price risk management...........................        3,759
  Other...........................................       38,912
                                                    ------------
    Total deferred credits and other liabilities..      808,667

STOCKHOLDERS' EQUITY:
  Common stockholders' equity.....................      444,689
  Retained earnings...............................      617,924
  Accumulated other comprehensive income..........      (22,044)
                                                    ------------
    Total stockholders' equity....................    1,040,569
                                                    ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $ 3,975,277
                                                    ============

Exhibit A

OGE Energy Corp.
Consolidating Statement of Income
Year Ended December 31, 2001

                                                       OGE       Oklahoma Gas
(dollars in thousands except per share data)          Energy     and Electric      Enogex      Origen        OGE       Consolidating
                                                       Corp.       Company          Inc.        Inc.    Capital Trust   Adjustments
                                                    -----------  -------------  ------------  --------  -------------  -------------
OPERATING REVENUES................................  $      -     $  1,456,802   $ 1,767,734   $   -     $        -     $    (42,173)

COST OF GOODS SOLD................................         -          766,491     1,541,825       -              -          (42,173)
                                                    -----------  -------------  ------------  --------  -------------  -------------
Gross margin on revenues..........................         -          690,311       225,909       -              -              -

  Other operation and maintenance.................     (10,015)       287,265       114,310        46            -              -
  Depreciation and amortization...................       7,704        119,795        53,725       -              -              -
  Taxes other than income.........................       2,357         46,612        16,404         2            -              -
                                                    -----------  -------------  ------------  --------  -------------  -------------
OPERATING INCOME (LOSS)...........................         (46)       236,639        41,470       (48)           -              -

OTHER INCOME (EXPENSES), Net......................        (420)        (2,463)          857       -              -              -
                                                    -----------  -------------  ------------  --------  -------------  -------------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES.........        (466)       234,176        42,327       (48)           -              -

INTEREST INCOME (EXPENSES):
  Interest income.................................       5,030          2,443         3,387        41         17,268        (23,768)
  Interest on long-term debt......................         -          (42,256)      (55,957)      -              -              -
  Interest on trust preferred securities..........         -              -             -         -          (17,268)           -
  Allowance for borrowed funds used during
    construction..................................         -              707           -         -              -              -
  Other interest charges..........................     (29,879)        (4,438)       (1,913)      -              -           23,768
                                                    -----------  -------------  ------------  --------  -------------  -------------
    Net interest income (expenses)................     (24,849)       (43,544)      (54,483)       41            -              -

INCOME (LOSS) BEFORE TAXES........................     (25,315)       190,632       (12,156)       (7)           -              -

INCOME TAX EXPENSE (BENEFIT)......................      (9,651)        69,426        (7,127)      (65)           -              -
                                                    -----------  -------------  ------------  --------  -------------  -------------
NET INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES...............................     (15,664)       121,206        (5,029)       58            -              -

INCOME FROM SUBSIDIARIES..........................     116,235            -             -         -              -         (116,235)
                                                    -----------  -------------  ------------  --------  -------------  -------------
NET INCOME (LOSS).................................  $  100,571   $    121,206   $    (5,029)  $    58   $        -     $   (116,235)
                                                    ===========  =============  ============  ========  =============  =============
AVERAGE COMMON SHARES
  OUTSTANDING (thousands).........................      77,929
EARNINGS PER AVERAGE
  COMMON SHARE....................................  $     1.29

                                                        OGE
                                                    Consolidated
                                                     Statements
                                                    -------------
OPERATING REVENUES................................  $  3,182,363

COST OF GOODS SOLD................................     2,266,143
                                                    -------------
Gross margin on revenues..........................       916,220

  Other operation and maintenance.................       391,606
  Depreciation and amortization...................       181,224
  Taxes other than income.........................        65,375
                                                    -------------
OPERATING INCOME (LOSS)...........................       278,015

OTHER INCOME (EXPENSES), Net......................        (2,026)
                                                    -------------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES.........       275,989

INTEREST INCOME (EXPENSES):
  Interest income.................................         4,401
  Interest on long-term debt......................       (98,213)
  Interest on trust preferred securities..........       (17,268)
  Allowance for borrowed funds used during
    construction..................................           707
  Other interest charges..........................       (12,462)
                                                    -------------
    Net interest income (expenses). ..............      (122,835)

INCOME (LOSS) BEFORE TAXES........................       153,154

INCOME TAX EXPENSE (BENEFIT)......................        52,583
                                                    -------------
NET INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES...............................       100,571

INCOME FROM SUBSIDIARIES..........................           -
                                                   -------------
NET INCOME (LOSS).................................  $    100,571
                                                    =============
AVERAGE COMMON SHARES
  OUTSTANDING (thousands).........................        77,929
EARNINGS PER AVERAGE
  COMMON SHARE....................................  $       1.29

Exhibit A

OGE Energy Corp.
Consolidating Statement of Retained Earnings
Year Ended December 31, 2001

                                                       OGE       Oklahoma Gas
(dollars in thousands)                                Energy     and Electric     Enogex     Origen        OGE       Consolidating
                                                       Corp.       Company         Inc.       Inc.    Capital Trust   Adjustments
                                                    -----------  -------------  ----------  --------  -------------  -------------
BALANCE AT BEGINNING OF PERIOD....................  $  621,010   $    415,525   $  49,214   $(3,485)  $        -     $   (461,254)

ADD - net income (loss)...........................     100,571        121,206      (5,029)       58            -         (116,235)
                                                    -----------  -------------  ----------  --------  -------------  -------------
    Total.........................................     721,581        536,731      44,185    (3,427)           -         (577,489)

DEDUCT:
  Cash dividends declared
    on common stock...............................     103,657        103,637      10,200       -              -         (113,837)
                                                    -----------  -------------  ----------  --------  -------------  -------------
BALANCE AT END OF PERIOD..........................  $  617,924   $    433,094   $  33,985   $(3,427)  $        -     $   (463,652)
                                                    ===========  =============  ==========  ========  =============  =============

                                                         OGE
(dollars in thousands)                              Consolidated
                                                     Statements
                                                    ------------
BALANCE AT BEGINNING OF PERIOD....................  $   621,010

ADD - net income (loss)...........................      100,571
                                                    ------------
    Total.........................................      721,581

DEDUCT:
  Cash dividends declared
    on common stock...............................      103,657
                                                    ------------
BALANCE AT END OF PERIOD..........................  $   617,924
                                                    ============

Exhibit A

Enogex Inc.
Consolidating Balance Sheet
December 31, 2001

                                                          Enogex           OGE          Enogex         Enogex          Enogex
(dollars in thousands)                        Enogex     Products        Energy       Exploration     Arkansas           Gas
                                               Inc.     Corporation  Resources, Inc.  Corporation  Pipeline Corp.  Gathering, L.L.C.
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents..............  $      -     $    4,349   $        1,909   $      -     $       3,008   $            -
  Accounts receivable - customers,
    less reserve of $2,689...............         837        5,493           65,841        2,314           5,180              1,611
  Accounts receivable - affiliates.......     646,056          -                -         15,714             -                  -
  Advances to partent....................      65,793          -                -            -               -                  -
  Accounts receivable-other,
    less reserve of $874.................       3,851            1              -            -               -                  -
  Fuel inventories.......................         -            -                -            -               -               12,494
  Materials and supplies, at
    average cost.........................       1,504          194              -            -               561                -
  Prepayments and other..................       1,704           74            1,015          819              48                -
  Price risk management..................         -            -             21,238          -               -                  -
  Accumulated deferred tax assets........       1,224          -                476          -               -                  -
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
    Total current assets.................     720,969       10,111           90,479       18,847           8,797             14,105

OTHER PROPERTY AND INVESTMENTS, at cost..     171,743          -                140          -               -                  -

PROPERTY, PLANT AND EQUIPMENT:
  In service.............................     201,960       87,072            5,684       81,633         150,456            211,663
  Construction work in progress..........       2,969        1,805              -            -               638              5,201
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
    Total property, plant and equipment..     204,929       88,877            5,684       81,633         151,094            216,864
      Less accumulated depreciation......      86,612       18,707            2,244       39,529          10,772             82,465
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
  Net property, plant and equipment......     118,317       70,170            3,440       42,104         140,322            134,399

DEFERRED CHARGES:
  Price risk management..................       4,247          -              9,143          -               -                  -
  Other..................................       9,460        1,750            7,877          -             8,643              4,388
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
    Total deferred charges...............      13,707        1,750           17,020          -             8,643              4,388
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
TOTAL ASSETS.............................  $1,024,736   $   82,031   $      111,079   $   60,951   $     157,762   $        152,892
                                           ===========  ===========  ===============  ===========  ==============  =================

                                             Transok                      Enogex
(dollars in thousands)                       Holding,   Consolidating  Consolidated
                                               LLC       Adjustments    Statements
                                           -----------  -------------  ------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents..............  $      -     $     (9,266)  $       -
  Accounts receivable - customers,
    less reserve of $2,689...............      25,537            -         106,813
  Accounts receivable - affiliates.......         -         (661,255)          515
  Advances to parent.....................         -              -          65,793
  Accounts receivable-other,
    less reserve of $874.................         718            -           4,570
  Fuel inventories.......................       9,833            -          22,327
  Materials and supplies, at
    average cost.........................       1,808            -           4,067
  Prepayments and other..................         -              -           3,660
  Price risk management..................         -              -          21,238
  Accumulated deferred tax assets........          14            -           1,714
                                           -----------  -------------  ------------
    Total current assets.................      37,910       (670,521)      230,697

OTHER PROPERTY AND INVESTMENTS, at cost..          30       (169,266)        2,647

PROPERTY, PLANT AND EQUIPMENT:
  In service.............................     760,694            -       1,499,162
  Construction work in progress..........      14,048            -          24,661
                                           -----------  -------------  ------------
    Total property, plant and equipment..     774,742            -       1,523,823
      Less accumulated depreciation......      51,769            -         292,098
                                           -----------  -------------  ------------
  Net property, plant and equipment......     722,973            -       1,231,725

DEFERRED CHARGES:
  Price risk management..................         -              -          13,390
  Other..................................      11,723         (4,860)       38,981
                                           -----------  -------------  ------------
    Total deferred charges...............      11,723         (4,860)       52,371
                                           -----------  -------------  ------------
TOTAL ASSETS.............................  $  772,636   $   (844,647)  $ 1,517,440
                                           ===========  =============  ============

Exhibit A

Enogex Inc.
Consolidating Balance Sheet
December 31, 2001

                                                          Enogex           OGE           Enogex        Enogex          Enogex
(dollars in thousands)                        Enogex     Products        Energy       Exploration     Arkansas           Gas
                                               Inc.     Corporation  Resources, Inc.  Corporation  Pipeline Corp.  Gathering, L.L.C.
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - affiliates..........  $      -     $   38,780   $       24,911   $      -     $      64,953   $         39,994
  Accounts payable.......................       6,766        4,784           58,827          163           3,152                 66
  Accrued taxes..........................       1,105          547               16           12             932                535
  Accrued interest.......................      17,741          -                -            -               435                -
  Long-term debt due within one year.....      63,000          -                -            -             2,000                -
  Price risk management..................         -            -              7,341          -               -                  -
  Other..................................       4,057            9               16          -                 3                  9
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
    Total current liabilities............      92,669       44,120           91,111          175          71,475             40,604

LONG-TERM DEBT...........................     434,247          -                -            -            78,427                -

DEFERRED CREDITS AND OTHER LIABILITIES:
  Accrued pension and benefit obligation.       1,744          -                 68          -               -                  -
  Accumulated deferred income taxes......      64,297        7,137              (64)      11,792          10,785                -
  Price risk management..................         -            -              1,347          -               -                  -
  Other..................................      11,127       10,762              -            -             1,003                -
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
    Total deferred credits and other
      liabilities........................      77,168       17,899            1,351       11,792          11,788                -

STOCKHOLDERS' EQUITY:
  Common stockholders' equity............     386,667        3,713           15,001       12,751               1             91,327
  Retained earnings......................      33,985       16,299            3,616       36,233          (3,929)            20,961
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
    Total stockholders' equity...........     420,652       20,012           18,617       48,984          (3,928)           112,288
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY..................................  $1,024,736   $   82,031   $      111,079   $   60,951   $     157,762   $        152,892
                                           ===========  ===========  ===============  ===========  ==============  =================

                                             Transok                      Enogex
(dollars in thousands)                       Holding,   Consolidating  Consolidated
                                               LLC       Adjustments    Statements
                                           -----------  -------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - affiliates..........  $  492,616   $   (661,254)  $       -
  Accounts payable.......................      22,823         (9,265)       87,316
  Accrued taxes..........................       4,782            -           7,929
  Accrued interest.......................       4,211            -          22,387
  Long-term debt due within one year.....      50,000            -         115,000
  Price risk management..................         -              -           7,341
  Other..................................       4,426            -           8,520
                                           -----------  -------------  ------------
    Total current liabilities............     578,858       (670,519)      248,493

LONG-TERM DEBT...........................     113,250            -         625,924

DEFERRED CREDITS AND OTHER LIABILITIES:
  Accrued pension and benefit obligation.         -              -           1,812
  Accumulated deferred income taxes......      99,232            -         193,179
  Price risk management..................         -              -           1,347
  Other..................................       8,003         (4,862)       26,033
                                           -----------  -------------  ------------
    Total deferred credits and other
      liabilities........................     107,235         (4,862)      222,371

STOCKHOLDERS' EQUITY:
  Common stockholders' equity............         -         (122,793)      386,667
  Retained earnings......................     (26,707)       (46,473)       33,985
                                           -----------  -------------  ------------
    Total stockholders' equity...........     (26,707)      (169,266)      420,652
                                           -----------  -------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY.................................  $  772,636   $   (844,647)  $ 1,517,440
                                           ===========  =============  ============

Exhibit A

Enogex Inc.
Consolidating Statement of Income
Year Ended December 31, 2001

                                                          Enogex          OGE           Enogex         Enogex          Enogex
(dollars in thousands)                        Enogex     Products        Energy       Exploration     Arkansas           Gas
                                               Inc.     Corporation  Resources, Inc.  Corporation  Pipeline Corp.  Gathering, L.L.C.
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
OPERATING REVENUES.......................  $   37,604   $  154,996   $    1,291,299   $   22,092   $      82,462   $        130,428

COST OF GOODS SOLD.......................      (9,541)     127,816        1,280,773          -            68,210            108,888
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
Gross margin on revenues.................      47,145       27,180           10,526       22,092          14,252             21,540

  Other operation and maintenance........       6,221       19,883           12,392        8,222           6,475             20,059
  Depreciation and amortization..........       8,013        4,059            2,427        5,271           3,466              9,021
  Taxes other than income................       1,756          866              460          119           1,049              2,050
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
OPERATING INCOME (LOSS)..................      31,155        2,372           (4,753)       8,480           3,262             (9,590)
OTHER INCOME (EXPENSES), Net.............         317       (1,195)              (5)         230             986                 97
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
EARNINGS (LOSS) BEFORE INTEREST
  AND TAXES..............................      31,472        1,177           (4,758)       8,710           4,248             (9,493)

INTEREST INCOME (EXPENSES):
  Interest income........................      42,735          217              301          -               126                 25
  Interest on long-term debt.............     (37,517)         -                -            -            (5,436)               -
Other interest charges.................        (757)         -               (114)         -              (488)              (664)
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
    Net interest income (expenses).......       4,461          217              187          -            (5,798)              (639)

INCOME (LOSS) BEFORE TAXES...............      35,933        1,394           (4,571)       8,710          (1,550)           (10,132)

INCOME TAX EXPENSE (BENEFIT).............      14,547          389           (1,729)         569            (911)            (3,882)
                                           -----------  -----------  ---------------  -----------  --------------  -----------------
NET INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES......................      21,386        1,005           (2,842)       8,141            (639)            (6,250)

LOSS FROM SUBSIDIARIES...................     (26,415)         -                -            -               -                  -
                                         -----------  -----------  ---------------  -----------  --------------  -----------------
NET INCOME (LOSS)........................  $   (5,029)  $    1,005   $       (2,842)  $    8,141   $        (639)  $         (6,250)
                                           ===========  ===========  ===============  ===========  ==============  =================

                                             Transok                      Enogex
(dollars in thousands)                       Holding,   Consolidating  Consolidated
                                               LLC       Adjustments    Statements
                                           -----------  -------------  ------------
OPERATING REVENUES.......................  $  516,055   $   (467,202)  $ 1,767,734

COST OF GOODS SOLD.......................     432,881       (467,202)    1,541,825
                                           -----------  -------------  ------------
Gross margin on revenues.................      83,174            -         225,909

  Other operation and maintenance........      41,058            -         114,310
  Depreciation and amortization..........      21,468            -          53,725
  Taxes other than income................      10,104            -          16,404
                                           -----------  -------------  ------------
OPERATING INCOME (LOSS)..................      10,544            -          41,470

OTHER INCOME (EXPENSES), Net.............         427            -             857
                                           -----------  -------------  ------------
EARNINGS (LOSS) BEFORE INTEREST
  AND TAXES..............................      10,971            -          42,327

INTEREST INCOME (EXPENSES):
  Interest income........................          89        (40,106)        3,387
  Interest on long-term debt.............     (13,004)           -         (55,957)
  Other interest charges.................     (39,996)        40,106        (1,913)
                                           -----------  -------------  ------------
    Net interest income (expenses).......     (52,911)           -         (54,483)

INCOME (LOSS) BEFORE TAXES...............     (41,940)           -         (12,156)

INCOME TAX EXPENSES (BENEFIT)............     (16,110)           -          (7,127)
                                           -----------  -------------  ------------
NET INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES......................     (25,830)           -          (5,029)

LOSS FROM SUBSIDIARIES...................         -           26,415           -
                                          -----------  -------------  ------------
NET INCOME (LOSS)........................  $  (25,830)  $     26,415   $    (5,029)
                                           ===========  =============  ============

Exhibit A

Enogex Inc.
Consolidating Statement of Retained Earnings
Year Ended December 31, 2001

                                                        Enogex          OGE           Enogex         Enogex          Enogex
(dollars in thousands)                      Enogex     Products        Energy       Exploration     Arkansas           Gas
                                             Inc.     Corporation  Resources, Inc.  Corporation  Pipeline Corp.  Gathering, L.L.C.
                                           ---------  -----------  ---------------  -----------  --------------  -----------------
BALANCE AT BEGINNING OF PERIOD...........  $ 49,214   $   15,294   $        6,458   $   28,092   $      (3,290)  $         27,211

ADD - net income (loss)..................    (5,029)       1,005           (2,842)       8,141            (639)            (6,250)
                                           ---------  -----------  ---------------  -----------  --------------  -----------------
    Total................................    44,185       16,299            3,616       36,233          (3,929)            20,961

DEDUCT:
  Cash dividends declared
    on common stock......................    10,200          -                -            -               -                  -
                                           ---------  -----------  ---------------  -----------  --------------  -----------------
BALANCE AT END OF PERIOD.................  $ 33,985   $   16,299   $        3,616   $   36,233   $      (3,929)  $         20,961
                                           =========  ===========  ===============  ===========  ==============  =================

                                             Transok                      Enogex
(dollars in thousands)                       Holding,   Consolidating  Consolidated
                                               LLC       Adjustments    Statements
                                           -----------  -------------  ------------
BALANCE AT BEGINNING OF PERIOD...........  $     (877)  $    (72,888)  $    49,214

ADD - net income (loss)..................     (25,830)        26,415        (5,029)
                                           -----------  -------------  ------------
    Total................................     (26,707)       (46,473)       44,185

DEDUCT:
  Cash dividends declared
    on common stock......................         -              -          10,200
                                           -----------  -------------  ------------
BALANCE AT END OF PERIOD.................  $  (26,707)  $    (46,473)  $    33,985
                                           ===========  =============  ============

Exhibit A

Enogex Products Corporation
Consolidating Balance Sheet
December 31, 2001

                                                      Enogex                   Belvan       Todd          NuStar
(dollars in thousands)                               Products      Belvan     Partners,     Ranch          Joint     Consolidating
                                                    Corporation  Corporation    L.P.     Partners, L.P.   Venture     Adjustments
                                                    -----------  -----------  ---------  --------------  ----------  -------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.......................  $      -     $      449   $    -     $         -     $   3,975   $        (75)
  Accounts receivable - customers,
    less reserve of $170..........................          35          870        -               -         4,588            -
  Accounts receivable - affiliates................         -            -          -             2,088         -           (2,088)
  Accounts receivable - other,
    less reserve of $0............................         -              1        -               -           -              -
  Materials and supplies, at average cost.........         -            -          -               -           194            -
  Prepayments and other...........................         -            -          -               -            74            -
                                                    -----------  -----------  ---------  --------------  ----------  -------------
    Total current assets..........................          35        1,320        -             2,088       8,831         (2,163)

OTHER PROPERTY AND INVESTMENTS, at cost...........      48,477           86        -               -           -          (48,563)

PROPERTY, PLANT & EQUIPMENT:
  In service......................................      24,838           70      7,959           1,222       52,983           -
  Construction work in progress...................         305          -          841             -            659           -
                                                    -----------  -----------  ---------  --------------  -----------  ------------
    Total property, plant and equipment...........      25,143           70      8,800           1,222       53,642           -
      Less accumulated depreciation...............       7,698           61      1,871             277        8,800           -
                                                    -----------  -----------  ---------  --------------  -----------  ------------
  Net property, plant and equipment...............      17,445            9      6,929             945       44,842           -

DEFERRED CHARGES:
  Other...........................................         976          -           84              10          680           -
                                                    -----------  -----------  ---------  --------------  -----------  ------------
TOTAL ASSETS......................................  $   66,933   $    1,415   $  7,013   $       3,043   $   54,353   $   (50,726)
                                                    ===========  ===========  =========  ==============  ===========  ============

                                                        EPC
(dollars in thousands)                              Consolidated
                                                     Statements
                                                    ------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.......................  $     4,349
  Accounts receivable - customers,
    less reserve of $170..........................        5,493
  Accounts receivable - affiliates................          -
  Accounts receivable - other,
    less reserve of $0............................            1
  Materials and supplies, at average cost.........          194
  Prepayments and other...........................           74
                                                    ------------
    Total current assets..........................       10,111

OTHER PROPERTY AND INVESTMENTS, at cost...........          -

PROPERTY, PLANT & EQUIPMENT:
  In service......................................       87,072
  Construction work in progress...................        1,805
                                                    ------------
    Total property, plant and equipment...........       88,877
      Less accumulated depreciation...............       18,707
                                                    ------------
  Net property, plant and equipment...............       70,170

DEFERRED CHARGES:
  Other...........................................        1,750
                                                    ------------
TOTAL ASSETS......................................  $    82,031
                                                    ============

Exhibit A

Enogex Products Corporation
Consolidating Balance Sheet
December 31, 2001

                                                      Enogex                   Belvan       Todd        NuStar
(dollars in thousands)                               Products      Belvan     Partners,     Ranch        Joint     Consolidating
                                                    Corporation  Corporation    L.P.     Partners, L.P.   Venture     Adjustments
                                                    -----------  -----------  ---------  --------------  ----------  -------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - affiliates...................  $   38,315   $      906   $  1,237   $         -     $     410   $     (2,088)
  Accounts payable................................       1,387          789        -               -         2,683            (75)
  Accrued taxes...................................          78          -           69             -           400            -
Other...........................................           4            1        -               -             4            -
                                                    -----------  -----------  ---------  --------------  ----------  -------------
    Total current liabilities.....................      39,784        1,696      1,306             -         3,497         (2,163)

DEFERRED CREDITS AND OTHER LIABILITIES:
  Accumulated deferred income taxes...............       7,137          -          -               -           -              -
  Other...........................................         -            218        -               -           466         10,078
                                                    -----------  -----------  ---------  --------------  ----------  -------------
    Total deferred credits and other liabilities..       7,137          218        -               -           466         10,078

STOCKHOLDERS' EQUITY:
  Common stockholders' equity.....................       3,713          313      9,400           4,157      28,975        (42,845)
  Retained earnings...............................      16,299         (812)    (3,693)         (1,114)     21,415        (15,796)
                                                    -----------  -----------  ---------  --------------  ----------  -------------
    Total stockholders' equity....................      20,012         (499)     5,707           3,043      50,390        (58,641)
                                                    -----------  -----------  ---------  --------------  ----------  -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $   66,933   $    1,415   $  7,013   $       3,043   $  54,353   $    (50,726)
                                                    ===========  ===========  =========  ==============  ==========  =============

                                                         EPC
(dollars in thousands)                              Consolidated
                                                     Statements
                                                    -------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - affiliates...................  $     38,780
  Accounts payable................................         4,784
  Accrued taxes...................................           547
  Other...........................................             9
                                                    -------------
    Total current liabilities.....................        44,120

DEFERRED CREDITS AND OTHER LIABILITIES:
  Accumulated deferred income taxes...............         7,137
  Other...........................................        10,762
                                                    -------------
    Total deferred credits and other liabilities..        17,899

STOCKHOLDERS' EQUITY:
  Common stockholders' equity.....................         3,713
  Retained earnings...............................        16,299
                                                    -------------
    Total stockholders' equity....................        20,012
                                                    -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $     82,031
                                                    =============

Exhibit A

Enogex Products Corporation
Consolidating Statement of Income
Year Ended December 31, 2001

                                                      Enogex                   Belvan       Todd          NuStar
(dollars in thousands)                               Products      Belvan     Partners,     Ranch          Joint     Consolidating
                                                    Corporation  Corporation    L.P.     Partners, L.P.   Venture     Adjustments
                                                    -----------  -----------  ---------  --------------  ----------  -------------
OPERATING REVENUES................................  $   59,146   $      -     $ 18,232   $       2,333   $  78,730   $     (3,445)

COST OF GOODS SOLD................................      47,318          -       16,876           2,136      64,692         (3,206)
                                                    -----------  -----------  ---------  --------------  ----------  -------------
Gross margin on revenues..........................      11,828          -        1,356             197      14,038           (239)

 Other operation and maintenance.................       6,808          261      5,381           2,359       5,314           (240)
  Depreciation and amortization...................         964           19        577             223       2,276            -
  Taxes other than income.........................         341            8         88               1         428            -
                                                    -----------  -----------  ---------  --------------  ----------  -------------
OPERATING INCOME (LOSS)...........................       3,715         (288)    (4,690)         (2,386)      6,020              1

OTHER INCOME (EXPENSES), Net......................          (2)         -          -                27          21         (1,241)
                                                    -----------  -----------  ---------  --------------  ----------  -------------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES.........       3,713         (288)    (4,690)         (2,359)      6,041         (1,240)

  Interest income.................................         -             50        -               -           167            -

INCOME (LOSS) BEFORE TAXES........................       3,713         (238)    (4,690)         (2,359)      6,208         (1,240)

INCOME TAX EXPENSE................................         389          -          -               -           -              -
                                                    -----------  -----------  ---------  --------------  ----------  -------------
NET INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES...............................       3,324         (238)    (4,690)         (2,359)      6,208         (1,240)

LOSS FROM SUBSIDIARIES............................      (2,319)         (70)       -               -           -            2,389
                                                    -----------  -----------  ---------  --------------  ----------  -------------
NET INCOME (LOSS).................................  $    1,005   $     (308)  $ (4,690)  $      (2,359)  $   6,208   $      1,149
                                                    ===========  ===========  =========  ==============  ==========  =============

                                                         EPC
(dollars in thousands)                              Consolidated
                                                     Statements
                                                    -------------
OPERATING REVENUES................................  $    154,996

COST OF GOODS SOLD................................       127,816
                                                    -------------
Gross margin on revenues..........................        27,180

  Other operation and maintenance.................        19,883
  Depreciation and amortization...................         4,059
  Taxes other than income.........................           866
                                                    -------------
OPERATING INCOME (LOSS)...........................         2,372

OTHER INCOME (EXPENSES), Net......................        (1,195)
                                                    -------------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES.........         1,177
  Interest income.................................           217

INCOME (LOSS) BEFORE TAXES........................         1,394

INCOME TAX EXPENSE................................           389
                                                    -------------
NET INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES...............................         1,005

LOSS FROM SUBSIDIARIES............................           -
                                                  -------------
NET INCOME (LOSS).................................  $      1,005
                                                    =============

Exhibit A

Enogex Products Corporation
Consolidating Statement of Retained Earnings
Year Ended December 31, 2001

                                                      Enogex                   Belvan       Todd          NuStar
(dollars in thousands)                               Products      Belvan     Partners,     Ranch          Joint     Consolidating
                                                    Corporation  Corporation    L.P.     Partners, L.P.   Venture     Adjustments
                                                    -----------  -----------  ---------  --------------  ----------  -------------
BALANCE AT BEGINNING OF PERIOD....................  $   15,294   $     (526)  $    997   $       1,245   $  15,207   $    (16,923)

ADD - net income (loss)...........................       1,005         (308)    (4,690)         (2,359)      6,208          1,149

OTHER CHARGES (CREDITS) TO RETAINED EARNINGS......         -             22        -               -           -              (22)
                                                    -----------  -----------  ---------  --------------  ----------  -------------
BALANCE AT END OF PERIOD..........................  $   16,299   $     (812)  $ (3,693)  $      (1,114)  $  21,415   $    (15,796)
                                                    ===========  ===========  =========  ==============  ==========  =============

                                                          EPC
(dollars in thousands)                              Consolidated
                                                     Statements
                                                    -------------
BALANCE AT BEGINNING OF PERIOD....................  $     15,294

ADD - net income (loss)...........................         1,005

OTHER CHARGES (CREDITS) TO RETAINED EARNINGS......           -
                                                  -------------
BALANCE AT END OF PERIOD..........................  $     16,299
                                                    =============

Exhibit A

Enogex Arkansas Pipeline Corporation
Consolidating Balance Sheet
December 31, 2001

                                                       Enogex         NOARK                        EAPC
(dollars in thousands)                                Arkansas       Pipeline   Consolidating  Consolidated
                                                    Pipeline Corp.  System, LP   Adjustments    Statements
                                                    --------------  ----------  -------------  ------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.......................  $         -     $   3,008   $        -     $     3,008
  Accounts receivable - customers,
    less reserve of $736..........................            -         5,180            -           5,180
  Accounts receivable - affiliates................            -           366           (366)          -
 Materials and supplies, at average cost.........            -           561            -             561
  Prepayments and other...........................            -            48            -              48
                                                    --------------  ----------  -------------  ------------
    Total current assets..........................            -         9,163           (366)        8,797

OTHER PROPERTY AND INVESTMENTS, at cost...........         77,318         -          (77,318)          -

PROPERTY, PLANT & EQUIPMENT:
  In service......................................            -       189,309        (38,853)      150,456
  Construction work in progress...................            -           638            -             638
                                                    --------------  ----------  -------------  ------------
    Total property, plant and equipment...........            -       189,947        (38,853)      151,094
      Less accumulated depreciation...............            -        27,561        (16,789)       10,772
                                                    --------------  ----------  -------------  ------------
  Net property, plant and equipment...............            -       162,386        (22,064)      140,322

DEFERRED CHARGES:
  Other...........................................            -        12,913         (4,270)        8,643
                                                    --------------  ----------  -------------  ------------
TOTAL ASSETS......................................  $      77,318   $ 184,462   $   (104,018)  $   157,762
                                                    ==============  ==========  =============  ============

Exhibit A

Enogex Arkansas Pipeline Corporation
Consolidating Balance Sheet
December 31, 2001

                                                       Enogex         NOARK                        EAPC
(dollars in thousands)                                Arkansas       Pipeline   Consolidating  Consolidated
                                                    Pipeline Corp.  System, LP   Adjustments    Statements
                                                    --------------  ---------  -------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - affiliates...................  $      65,319   $     -     $       (366)  $    64,953
  Accounts payable................................            -         3,152            -           3,152
  Accrued taxes...................................            122         810            -             932
  Accrued interest................................            -           435            -             435
  Long-term debt due within one year..............            -         2,000            -           2,000
  Other...........................................            -             3            -               3
                                                    --------------  ----------  -------------  ------------
    Total current liabilities.....................         65,441       6,400           (366)       71,475

LONG-TERM DEBT....................................          7,427      71,000            -          78,427

DEFERRED CREDITS AND OTHER LIABILITIES:
  Accumulated deferred income taxes...............         10,785         -              -          10,785
  Other...........................................            -         1,003            -           1,003
                                                    --------------  ----------  -------------  ------------
    Total deferred credits and other liabilities..         10,785       1,003            -          11,788

STOCKHOLDERS' EQUITY:
  Common stockholders' equity.....................              1     115,377       (115,377)            1
  Retained earnings...............................         (6,336)     (9,318)        11,725        (3,929)
                                                    --------------  ----------  -------------  ------------
    Total stockholders' equity....................         (6,335)    106,059       (103,652)       (3,928)
                                                    --------------  ----------  -------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $      77,318   $ 184,462   $   (104,018)  $   157,762
                                                    ==============  ==========  =============  ============

Exhibit A

Enogex Arkansas Pipeline Corporation
Consolidating Statement of Income
Year Ended December 31, 2001

                                                       Enogex         NOARK                        EAPC
(dollars in thousands)                                Arkansas       Pipeline   Consolidating  Consolidated
                                                    Pipeline Corp.  System, LP   Adjustments    Statements
                                                    --------------  ----------  -------------  ------------
OPERATING REVENUES................................  $         -     $  82,462   $        -     $    82,462

COST OF GOODS SOLD................................            406      67,804            -          68,210
                                                    --------------  ----------  -------------  ------------
Gross margin on revenues..........................           (406)     14,658            -          14,252

  Other operation and maintenance.................          2,274       4,201            -           6,475
  Depreciation and amortization...................            -         3,856           (390)        3,466
  Taxes other than income.........................             20       1,029            -           1,049
                                                    --------------  ----------  -------------  ------------
OPERATING INCOME (LOSS)...........................         (2,700)      5,572            390         3,262

OTHER INCOME, Net.................................            -            33            953           986
                                                    --------------  ----------  -------------  ------------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES.........         (2,700)      5,605          1,343         4,248

INTEREST INCOME (EXPENSES):
  Interest income.................................            -           126            -             126
  Interest on long-term debt......................            -        (5,976)           540        (5,436)
  Other interest charges..........................           (486)         (2)           -            (488)
                                                    --------------  ----------  -------------  ------------
    Net interest income (expenses)................           (486)     (5,852)           540        (5,798)

LOSS BEFORE TAXES.................................         (3,186)       (247)         1,883        (1,550)

INCOME TAX BENEFIT................................           (911)        -              -            (911)
                                                    --------------  ----------  -------------  ------------
NET LOSS BEFORE CONTRIBUTION FROM SUBSIDIARIES....         (2,275)       (247)         1,883          (639)

INCOME FROM SUBSIDIARIES..........................          1,030         -           (1,030)          -
                                                    --------------  ----------  -------------  ------------
NET LOSS..........................................  $      (1,245)  $    (247)  $        853   $      (639)
                                                    ==============  ==========  =============  ============

Exhibit A

Enogex Arkansas Pipeline Corporation
Consolidating Statement of Retained Earnings
Year Ended December 31, 2001

                                                       Enogex         NOARK                        EAPC
(dollars in thousands)                                Arkansas       Pipeline   Consolidating  Consolidated
                                                    Pipeline Corp.  System, LP   Adjustments    Statements
                                                    --------------  ----------  -------------  ------------
BALANCE AT BEGINNING OF PERIOD...................   $      (4,794)  $  (9,071)  $     10,575   $    (3,290)

ADD - net income (loss)..........................          (1,245)       (247)           853          (639)
                                                    --------------  ----------  -------------  ------------
    Total........................................          (6,039)     (9,318)        11,428        (3,929)

ADJUSTMENT TO RETAINED EARNINGS..................            (297)        -              297           -
                                                  --------------  ----------  -------------  ------------
BALANCE AT END OF PERIOD.........................   $      (6,336)  $  (9,318)  $     11,725   $    (3,929)
                                                    ==============  ==========  =============  ============

Exhibit A

NOARK Pipeline System, Limited Partnership
Consolidating Balance Sheet
December 31, 2001

                                                      NOARK        Ozark Gas       Arkansas            NOARK        Ozark Gas
(dollars in thousands)                               Pipeline    Transmission,      Western            Energy       Gathering,
                                                     System, LP      L.L.C.     Pipeline, L.L.C.  Services, L.L.C.    L.L.C.
                                                    -----------  -------------  ----------------  ----------------  ----------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.......................  $    4,351   $        -     $           -     $           -     $     -
 Accounts receivable - customers,
    less reserve of $736..........................         -            1,974               -                 -         3,206
  Accounts receivable - affiliates................         -              838               -                 -           -
 Advances to parent..............................         -           42,892               -                 -           -
Materials and supplies, at average cost.........         -              561               -                 -           -
 Prepayments and other...........................         -               48               -                 -           -
                                                    -----------  -------------  ----------------  ----------------  ----------
    Total current assets..........................       4,351         46,313               -                 -         3,206

OTHER PROPERTY AND INVESTMENTS, at cost...........     183,406            -                 -                 -           -

PROPERTY, PLANT & EQUIPMENT:
  In service......................................          41        180,953               -                 -         8,315
  Construction work in progress...................         -              202               -                 -           436
                                                    -----------  -------------  ----------------  ----------------  ----------
    Total property, plant and equipment...........          41        181,155               -                 -         8,751
      Less accumulated depreciation...............          24         26,520               -                 -         1,017
                                                    -----------  -------------  ----------------  ----------------  ----------
  Net property, plant and equipment...............          17        154,635               -                 -         7,734

DEFERRED CHARGES:
  Other...........................................       1,864         11,936               -                 -           171
                                                    -----------  -------------  ----------------  ----------------  ----------
TOTAL ASSETS......................................  $  189,638   $    212,884   $           -     $           -     $  11,111
                                                    ===========  =============  ================  ================  ==========

                                                        NOARK                          NOARK
(dollars in thousands)                                 Pipeline      Consolidating  Consolidated
                                                    Finance, L.L.C.   Adjustments    Statements
                                                    ---------------  -------------  ------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.......................  $          -     $     (1,343)  $     3,008
  Accounts receivable - customers,
    less reserve of $736..........................             -              -           5,180
  Accounts receivable - affiliates................           2,436         (2,908)          366
  Advances to parent..............................             -          (42,892)          -
Materials and supplies, at average cost.........             -              -             561
  Prepayments and other...........................             -              -              48
                                                    ---------------  -------------  ------------
    Total current assets..........................           2,436        (47,143)        9,163

OTHER PROPERTY AND INVESTMENTS, at cost...........             -         (183,406)          -

PROPERTY, PLANT & EQUIPMENT:
  In service......................................             -              -         189,309
  Construction work in progress...................             -              -             638
                                                    ---------------  -------------  ------------
    Total property, plant and equipment...........             -              -         189,947
      Less accumulated depreciation...............             -              -          27,561
                                                    ---------------  -------------  ------------
  Net property, plant and equipment...............             -              -         162,386

DEFERRED CHARGES:
  Other...........................................          71,000        (72,058)       12,913
                                                    ---------------  -------------  ------------
TOTAL ASSETS......................................  $       73,436   $   (302,607)  $   184,462
                                                    ===============  =============  ============

Exhibit A

NOARK Pipeline System, Limited Partnership
Consolidating Balance Sheet
December 31, 2001

                                                      NOARK        Ozark Gas       Arkansas            NOARK        Ozark Gas
(dollars in thousands)                               Pipeline    Transmission,      Western            Energy       Gathering,
                                                     System, LP      L.L.C.     Pipeline, L.L.C.  Services, L.L.C.    L.L.C.
                                                    -----------  -------------  ----------------  ----------------  ----------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - affiliates...................  $   10,579   $        -     $           -     $        29,564   $   3,657
  Accounts payable................................         -               32               -                   4       4,456
  Accrued taxes...................................         -              803               -                 -             7
  Accrued interest................................         -              -                 -                 -           -
 Long-term debt due within one year..............       2,000            -                 -                 -           -
 Other...........................................         -                3               -                 -           -
                                                    -----------  -------------  ----------------  ----------------  ----------
    Total current liabilities.....................      12,579            838               -              29,568       8,120

LONG-TERM DEBT....................................      71,000            -                 -                 -           -

DEFERRED CREDITS AND OTHER LIABILITIES:
  Other...........................................         -              636               -                 -         1,426

STOCKHOLDERS' EQUITY:
  Common stockholders' equity.....................     115,377        171,531               -                 -         2,019
  Retained earnings...............................      (9,318)        39,879               -             (29,568)       (454)
                                                    -----------  -------------  ----------------  ----------------  ----------
    Total stockholders' equity....................     106,059        211,410               -             (29,568)      1,565
                                                    -----------  -------------  ----------------  ----------------  ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $  189,638   $    212,884   $           -     $           -     $  11,111
                                                    ===========  =============  ================  ================  ==========

                                                        NOARK                          NOARK
(dollars in thousands)                                 Pipeline      Consolidating  Consolidated
                                                    Finance, L.L.C.   Adjustments    Statements
                                                    ---------------  -------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - affiliates...................  $          -     $    (43,800)  $       -
Accounts payable................................             -           (1,340)        3,152
  Accrued taxes...................................             -              -             810
  Accrued interest................................             435            -             435
  Long-term debt due within one year..............           2,000         (2,000)        2,000
  Other...........................................             -              -               3
                                                    ---------------  -------------  ------------
    Total current liabilities.....................           2,435        (47,140)        6,400

LONG-TERM DEBT....................................          71,000        (71,000)       71,000

DEFERRED CREDITS AND OTHER LIABILITIES:
  Other...........................................             -           (1,059)        1,003

STOCKHOLDERS' EQUITY:
  Common stockholders' equity.....................               1       (173,551)      115,377
  Retained earnings...............................             -           (9,857)       (9,318)
                                                    ---------------  -------------  ------------
    Total stockholders' equity....................               1       (183,408)      106,059
                                                    ---------------  -------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $       73,436   $   (302,607)  $   184,462
                                                    ===============  =============  ============

Exhibit A

NOARK Pipeline System, Limited Partnership
Consolidating Statement of Income
Year Ended December 31, 2001

                                                      NOARK        Ozark Gas       Arkansas            NOARK        Ozark Gas
(dollars in thousands)                               Pipeline    Transmission,      Western            Energy       Gathering,
                                                     System, LP      L.L.C.     Pipeline, L.L.C.  Services, L.L.C.    L.L.C.
                                                    -----------  -------------  ----------------  ----------------  ----------
OPERATING REVENUES................................  $      -     $     23,554   $            39   $            50   $  65,605

COST OF GOODS SOLD................................         -              914               -               6,561      67,115
                                                    -----------  ------------  ----------------  -----------------  -----------
Gross margin on revenues..........................         -           22,640                39            (6,511)     (1,510)

  Other operation and maintenance.................      (2,049)         5,756                 3                 1         490
  Depreciation and amortization...................           8          3,529                 8               -           311
  Taxes other than income.........................         -            1,009                 2               -            18
                                                    -----------  -------------  ----------------  ----------------  ----------
OPERATING INCOME (LOSS)...........................       2,041         12,346                26            (6,512)      (2,329)

OTHER INCOME, Net.................................         -               25               -                 -             8
                                                    -----------  -------------  ----------------  ----------------  ----------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES.........       2,041         12,371                26            (6,512)      (2,321)

INTEREST INCOME (EXPENSES):
  Interest income.................................         126            -                 -                 -           -
  Interest on long-term debt......................      (5,427)          (540)               (9)              -           -
  Other interest charges..........................          (2)           -                 -                 -           -
                                                 -----------  -------------  ----------------  ----------------  ----------
   Net interest income (expenses)................      (5,303)          (540)               (9)              -           -

NET INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES...............................      (3,262)        11,831                17            (6,512)      (2,321)

INCOME FROM SUBSIDIARIES..........................       3,015            -                 -                 -           -
                                                 -----------  -------------  ----------------  ----------------  ----------
NET INCOME (LOSS).................................  $     (247)  $     11,831   $            17   $        (6,512)  $   (2,321)
                                                    ===========  =============  ================  ================  ==========

                                                        NOARK                          NOARK
(dollars in thousands)                                 Pipeline      Consolidating  Consolidated
                                                    Finance, L.L.C.   Adjustments    Statements
                                                    ---------------  -------------  ------------
OPERATING REVENUES................................  $          -     $     (6,786)  $    82,462

COST OF GOODS SOLD................................             -           (6,786)       67,804
                                                    ---------------  -------------  ------------
Gross margin on revenues..........................             -              -          14,658

  Other operation and maintenance.................             -              -           4,201
  Depreciation and amortization...................             -              -           3,856
  Taxes other than income.........................             -              -           1,029
                                                    ---------------  -------------  ------------
OPERATING INCOME (LOSS)...........................             -              -           5,572

OTHER INCOME, Net.................................             -              -              33
                                                    ---------------  -------------  ------------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES........             -              -            5,605

INTEREST INCOME (EXPENSES):
  Interest income.................................           5,315         (5,315)          126
  Interest on long-term debt......................          (5,315)         5,315        (5,976)
  Other interest charges..........................             -              -              (2)
                                                    ---------------  -------------  ------------
    Net interest income (expenses)................             -              -          (5,852)

NET INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES...............................             -              -            (247)

INCOME FROM SUBSIDIARIES..........................             -           (3,015)          -
                                                  ---------------  -------------  ------------
NET INCOME (LOSS).................................  $          -     $     (3,015)  $      (247)
                                                    ===============  =============  ============

Exhibit A

NOARK Pipeline System, Limited Partnership
Consolidating Statement of Retained Earnings
Year Ended December 31, 2001

                                                      NOARK        Ozark Gas       Arkansas            NOARK        Ozark Gas
(dollars in thousands)                               Pipeline    Transmission,      Western            Energy       Gathering,
                                                     System, LP      L.L.C.     Pipeline, L.L.C.  Services, L.L.C.    L.L.C.
                                                    -----------  -------------  ----------------  ----------------  ----------
BALANCE AT BEGINNING OF PERIOD....................  $   (9,071)  $     28,048   $           629   $       (23,056)  $   1,867

ADD - net income (loss)...........................        (247)        11,831                17            (6,512)     (2,321)
                                                    -----------  -------------  ----------------  ----------------  ----------
    Total.........................................      (9,318)        39,879               646           (29,568)       (454)

Merger of AWP, LLC................................         -              -                (646)              -           -
                                                  -----------  -------------  ----------------  ----------------  ----------
BALANCE AT END OF PERIOD..........................  $   (9,318)  $     39,879   $           -     $       (29,568)  $    (454)
                                                    ===========  =============  ================  ================  ==========

                                                        NOARK                          NOARK
(dollars in thousands)                                 Pipeline      Consolidating  Consolidated
                                                    Finance, L.L.C.   Adjustments    Statements
                                                    ---------------  -------------  ------------
BALANCE AT BEGINNING OF PERIOD....................  $          -     $     (7,488)  $    (9,071)

ADD - net income (loss)...........................             -           (3,015)         (247)
                                                    ---------------  -------------  ------------
    Total.........................................             -          (10,503)       (9,318)

Merger of AWP, LLC................................             -              646           -
                                                  ---------------  -------------  ------------
BALANCE AT END OF PERIOD..........................  $          -     $     (9,857)  $    (9,318)
                                                    ===============  =============  ============

Exhibit A

Transok Holding, LLC
Consolidating Balance Sheet
December 31, 2001

                                                      Transok                     Transok        Transok          Transok
(dollars in thousands)                                Holding,     Transok,    Gas Gathering,  Gas Processing,      Gas,
                                                        LLC          LLC            LLC             LLC             LLC
                                                    -----------  ------------  --------------  ---------------  ----------
ASSETS

CURRENT ASSETS:
  Accounts receivable - customers,
    less reserve of $1,162........................  $      -     $    13,314   $         733   $        1,467   $  10,023
  Accounts receivable - affiliates................         -             -               -             59,204      52,152
  Accounts receivable - other,
    less reserve of $0............................         -             714               4              -           -
 Fuel inventories................................         -           9,833             -                -           -
 Materials and supplies, at average cost.........         -           1,808             -                -           -
 Accumulated deferred tax assets.................         -             -               -                -            14
                                                    -----------  ------------  --------------  ---------------  ----------
    Total current assets..........................         -          25,669             737           60,671      62,189

OTHER PROPERTY AND INVESTMENTS, at cost...........     (26,707)      333,343             -                -           -

PROPERTY, PLANT & EQUIPMENT:
  In service......................................         -         434,545          93,926          232,223         -
Construction work in progress...................         -              84           8,070            5,894         -
                                                  -----------  ------------  --------------  ---------------  ----------
    Total property, plant and equipment...........         -         434,629         101,996          238,117         -
    Less accumulated depreciation...............         -          16,603          12,788           22,378         -
                                                  -----------  ------------  --------------  ---------------  ----------
  Net property, plant and equipment...............         -         418,026          89,208          215,739         -

DEFERRED CHARGES:
  Other...........................................         -           9,628             151              327       1,671
                                                    -----------  ------------  --------------  ---------------  ----------
TOTAL ASSETS......................................  $  (26,707)  $   786,666   $      90,096   $      276,737   $  63,806
                                                    ===========  ============  ==============  ===============  ==========

                                                                     Transok
(dollars in thousands)                              Consolidating  Consolidated
                                                     Adjustments    Statements
                                                    -------------  ------------
ASSETS

CURRENT ASSETS:
  Accounts receivable - customers,
    less reserve of $1,162........................  $        -     $    25,537
  Accounts receivable - affiliates................      (111,356)          -
  Accounts receivable - other,
    less reserve of $0............................           -             718
  Fuel inventories................................           -           9,833
  Materials and supplies, at average cost.........           -           1,808
  Accumulated deferred tax assets.................           -              14
                                                    -------------  ------------
    Total current assets..........................      (111,356)       37,910

OTHER PROPERTY AND INVESTMENTS, at cost...........      (306,606)           30

PROPERTY, PLANT & EQUIPMENT:
  In service......................................           -         760,694
  Construction work in progress...................           -          14,048
                                                    -------------  ------------
    Total property, plant and equipment...........           -         774,742
      Less accumulated depreciation...............           -          51,769
                                                    -------------  ------------
  Net property, plant and equipment...............           -         722,973

DEFERRED CHARGES:
  Other...........................................           -          11,723
                                                    -------------  ------------
TOTAL ASSETS......................................  $   (417,962)  $   772,636
                                                    =============  ============

Exhibit A

Transok Holding, LLC
Consolidating Balance Sheet
December 31, 2001

                                                      Transok                     Transok        Transok         Transok
(dollars in thousands)                                Holding,     Transok,    Gas Gathering,  Gas Processing,     Gas,
                                                        LLC          LLC            LLC             LLC            LLC
                                                    -----------  ------------  --------------  ---------------  ----------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - affiliates...................  $      -     $   585,400   $      18,572   $          -     $     -
Accounts payable................................         -          13,528             (10)             194       9,111
  Accrued taxes...................................         -           2,997             740              933         112
  Accrued interest................................         -           4,211             -                -           -
Long-term debt due within one year..............         -          50,000             -                -           -
Other...........................................         -           4,402              16                8         -
                                                  -----------  ------------  --------------  ---------------  ----------
    Total current liabilities.....................         -         660,538          19,318            1,135       9,223

LONG-TERM DEBT....................................         -         113,250             -                -           -

DEFERRED CREDITS AND OTHER LIABILITIES:
  Accumulated deferred income taxes...............         -          31,582          18,684           48,966         -
Other...........................................         -           8,003             -                -           -
                                                  -----------  ------------  --------------  ---------------  ----------
    Total deferred credits and other liabilities..         -          39,585          18,684           48,966         -

STOCKHOLDERS' EQUITY:
  Common stockholders' equity.....................         -             -            61,155          202,713      49,662
  Retained earnings...............................     (26,707)      (26,707)         (9,061)          23,923       4,921
                                                    -----------  ------------  --------------  ---------------  ----------
    Total stockholders' equity....................     (26,707)      (26,707)         52,094          226,636      54,583
                                                    -----------  ------------  --------------  ---------------  ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $  (26,707)  $   786,666   $      90,096   $      276,737   $  63,806
                                                    ===========  ============  ==============  ===============  ==========

                                                                     Transok
(dollars in thousands)                              Consolidating  Consolidated
                                                     Adjustments    Statements
                                                    -------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - affiliates...................  $   (111,356)  $   492,616
  Accounts payable................................           -          22,823
  Accrued taxes...................................           -           4,782
  Accrued interest................................           -           4,211
  Long-term debt due within one year..............           -          50,000
  Other...........................................           -           4,426
                                                    -------------  ------------
    Total current liabilities.....................      (111,356)      578,858

LONG-TERM DEBT....................................           -         113,250

DEFERRED CREDITS AND OTHER LIABILITIES:
  Accumulated deferred income taxes...............           -          99,232
  Other...........................................           -           8,003
                                                    -------------  ------------
    Total deferred credits and other liabilities..           -         107,235

STOCKHOLDERS' EQUITY:
  Common stockholders' equity.....................      (313,530)          -
Retained earnings...............................         6,924       (26,707)
                                                    -------------  ------------
    Total stockholders' equity....................      (306,606)      (26,707)
                                                    -------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $   (417,962)  $   772,636
                                                    =============  ============

Exhibit A

Transok Holding, LLC
Consolidating Statement of Income
Year Ended December 31, 2001

                                                      Transok                     Transok         Transok        Transok
(dollars in thousands)                                Holding,     Transok,    Gas Gathering,  Gas Processing,     Gas,
                                                        LLC          LLC            LLC             LLC            LLC
                                                  -----------  ------------  --------------  ---------------  ---------
OPERATING REVENUES................................  $      -     $    96,190   $      10,809   $      134,855   $ 505,022

COST OF GOODS SOLD................................         -          49,241             -            112,118     502,343
                                                    -----------  ------------  ---------------  ---------------  ---------
Gross margin on revenues..........................         -          46,949          10,809           22,737       2,679

 Other operation and maintenance.................         -          12,745          11,797           16,315         201
 Depreciation and amortization...................         -           6,565           5,513            9,390         -
Taxes other than income.........................         -           5,981           1,839            2,048         236
                                                    -----------  ------------  --------------  ---------------  ----------
OPERATING INCOME (LOSS)...........................         -          21,658          (8,340)          (5,016)      2,242

OTHER INCOME (EXPENSES), Net......................         -             346              88               (7)        -
                                                    -----------  ------------  --------------  ---------------  ----------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES.........         -          22,004          (8,252)          (5,023)      2,242

INTEREST INCOME (EXPENSES):
  Interest income.................................         -              89             -                -           -
Interest on long-term debt......................         -         (13,004)            -                -           -
Other interest charges..........................         -         (39,996)            -                -           -
                                                   -----------  ------------  --------------  ---------------  ----------
    Net interest income (expenses)................         -         (52,911)            -                -           -

INCOME (LOSS) BEFORE TAXES........................         -         (30,907)         (8,252)          (5,023)      2,242

INCOME TAX EXPENSE (BENEFIT)......................         -         (11,864)         (3,203)          (1,907)        864
                                                    -----------  ------------  --------------  ---------------  ----------
NET INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES...............................         -         (19,043)         (5,049)          (3,116)      1,378

LOSS FROM SUBSIDIARIES............................     (25,830)       (6,787)            -                -           -
                                                   -----------  ------------  --------------  ---------------  ----------
NET INCOME (LOSS).................................  $  (25,830)  $   (25,830)  $      (5,049)  $       (3,116)  $   1,378
                                                    ===========  ============  ==============  ===============  ==========

                                                                     Transok
(dollars in thousands)                              Consolidating  Consolidated
                                                     Adjustments    Statements
                                                    -------------  ------------
OPERATING REVENUES................................  $   (230,821)  $   516,055

COST OF GOODS SOLD:                                     (230,821)      432,881
                                                    -------------  ------------
Gross margin on revenues..........................           -          83,174

  Other operation and maintenance.................           -          41,058
  Depreciation and amortization...................           -          21,468
  Taxes other than income.........................           -          10,104
                                                    -------------  ------------
OPERATING INCOME (LOSS)...........................           -          10,544

OTHER INCOME (EXPENSES), Net......................           -             427
                                                    -------------  ------------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES.........           -          10,971

INTEREST INCOME (EXPENSES):
  Interest income.................................           -              89
  Interest on long-term debt......................           -         (13,004)
  Other interest charges..........................           -         (39,996)
                                                    -------------  ------------
    Net interest income (expenses)................           -         (52,911)

INCOME (LOSS) BEFORE TAXES........................           -         (41,940)

INCOME TAX EXPENSE (BENEFIT)......................           -         (16,110)
                                                    -------------  ------------
NET INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES...............................           -         (25,830)

LOSS FROM SUBSIDIARIES............................        32,617           -
                                                   -------------  ------------
NET INCOME (LOSS).................................  $     32,617   $   (25,830)
                                                    =============  ============

Exhibit A

Transok Holding, LLC
Consolidating Statement of Retained Earnings
Year Ended December 31, 2001

                                                      Transok                     Transok         Transok         Transok
(dollars in thousands)                                Holding,     Transok,    Gas Gathering,  Gas Processing,      Gas,
                                                        LLC          LLC            LLC              LLC            LLC
                                                    -----------  ------------  --------------  ---------------  ----------
BALANCE AT BEGINNING OF PERIOD....................  $     (877)  $      (877)  $      (4,012)  $       27,039   $   3,543

ADD - net income (loss)...........................     (25,830)      (25,830)         (5,049)          (3,116)      1,378
                                                    -----------  ------------  --------------  ---------------  ----------
BALANCE AT END OF PERIOD..........................  $  (26,707)  $   (26,707)  $      (9,061)  $       23,923   $   4,921
                                                    ===========  ============  ==============  ===============  ==========

                                                                     Transok
(dollars in thousands)                              Consolidating  Consolidated
                                                     Adjustments    Statements
                                                    -------------  ------------
BALANCE AT BEGINNING OF PERIOD....................  $    (25,693)  $      (877)

ADD - net income (loss)...........................        32,617       (25,830)
                                                    -------------  ------------
BALANCE AT END OF PERIOD..........................  $      6,924   $   (26,707)
                                                    =============  ============